

Mail Stop 7010

October 25, 2007

Mr. Richard A. von Gnechten
Chief Financial Officer
Houseraising, Inc.
4801 East Independence Blvd.
Suite 201
Charlotte, NC 28212

> **RE:** **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Form 10-QSB for the periods ended March 31, 2007 and June 30, 2007**
> **File No. 0-50701**

Dear Mr. von Gnechten:

We have reviewed your response and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements

Note A – Summary of Significant Accounting Policies, page 17

Revenue Recognition, page 18

1. We have reviewed the representative Design/Build Fixed Price Contract and the Renovation, Remodeling & Addition Contract (the contracts) you provided us in response to prior comments 2 and 4 and have the following comments.

   - You indicate that the contract is between HouseRaising and the homebuyer. However, the contracts indicate that they are entered into by and between the Homeowners, HouseRaising and a HouseRaising Builder (referred to as Assigned Builder or Builder). It is our understanding that in some circumstances the Builder is not a HouseRaising consolidated entity. In those circumstances and based on the specific terms of the contracts entered into by and between the Homeowners, HouseRaising and the Builder, it is unclear to us (i) how you have concluded that the contract is between the company and the Homeowner and that the company is the primary obligor under the contract and retains the legal rights to the work in progress and (ii) the accuracy of your statement in response 2d that "vendors are paid directly by the Company". In this regard, we note throughout both contracts that the total contract price is due the Builder and that the Builder has specific payment rights if the Homeowner cancels or fails to close on the house. We also note that for the Design/Build Fixed Price Contract the Homeowner is provided a warranty by the Builder and that any disputes between the Homeowner and the Builder are settled between those two parties via arbitration under the warranty agreement. Further we note that HouseRaising only appears to be paid 6% of the total amount due Builder directly from the Homebuyer under the Design/Build Fixed Price Contract and 10% under the Renovation, Remodeling & Addition Contract. As such for those contracts you have entered into for which the Builder is not a consolidated entity identify for us the specific terms of the contracts that led you to believe that you are the primary obligor under the contracts and that you retain the legal rights to the work in progress. In light of the specific terms of the contracts please reassess the appropriateness of recording these contracts on a gross basis pursuant to the guidance in EITF 99-19. In preparing this assessment, please also address our questions set forth in the next four bullets.

- Clarify whether there are any additional contracts entered into between HouseRaising and the Builder related to these contracts. If so, please provide us with a representative copy.
- It is unclear from the contracts who is responsible for cost overruns. If there are cost overruns, do those cost overruns impact the design and build management services fees that you expect to earn? Please clarify.
- It is unclear from the Design/Build Fixed Price contract how and when HouseRaising is paid for it design and build management services fees in excess of 1% non-refundable deposit due upon signing the contract and the additional 5% of the total price due Builder due upon approval of the floor plans. Clarify at what point the Company receives its remaining fees. Address whether HouseRaising receives any fees in excess of the 3% non-refundable deposit upon signing and the additional deposit of 7% of the total price due Builder after the plans are signed by the Homeowners.
- The contracts indicate that HouseRaising has the right and authority to take over the project in progress and to re-assign the balance of the contract and the remaining construction responsibilities to another HouseRaising affiliated Builder. Please tell us what rights the Builder has under this clause. How much is the Builder paid?
- For contracts in which the Builder is a consolidated entity, we do not have further concerns regarding your accounting for these contracts. Please revise your disclosures regarding these types of contracts to include the information presented in your responses to prior comments 2b through 2e and 4 within your revenue recognition accounting policy.

2. We have reviewed your response to prior comment 3 from our letter dated August 16, 2007. Please address how you will recognize revenues related to the twenty builder agreements that you signed.

3. We have reviewed your response to prior comment 5 from our letter dated August 16, 2007. As we previously noted, your revenue recognition policy should address your revenue recognition for each identified revenue stream. Please revise accordingly.

Capitalized Software, page 18

4. We have reviewed your response to prior comment 6 from our letter dated August 16, 2007 and note the following:

- You have capitalized 100%, 90% and 75% of the compensation afforded Mr. Neering, Mr. McLemore and Ms. Carriker, respectively. Given the guidance set forth in paragraph 31(b) of SOP 98-1 and the respective positions of these employees as Chief Technology Officer, President and Senior Vice President, these allocations appear to be unreasonably high. Paragraph 31(b) of SOP 98-1 states that payroll and payroll-related costs should be capitalized for those employees who are *directly associated with and who devote time* to the computer software project, *to the extent of the time spent directly on the project*. Specifically, SOP 98-1 clarifies that only costs incurred during the application development stage may be capitalized and identifies the following processes of computer software development during the application development stage: (1) design of chosen path, including software configuration and software interfaces, (2) coding, (3) installation to hardware and (4) testing, including parallel processing phase. Unless you can demonstrate that these individuals were performing these specific application development stage activities for the percentage allocations identified above, we believe their compensation costs should be expensed as incurred. Please provide us with the underlying support for periods for which you capitalized these employees' costs or revise your financial statements accordingly. To the extent that you have capitalized other employees' costs using a broad allocation of time and those employees did not perform the activities identified above for 100% of their time, please reassess the appropriateness of those costs as well.
- You state that the same percent allocations that were used to allocate compensation were also used to record the value of the bonuses to Mr. McLemore and Mr. Neerings. Notwithstanding our stated concerns above regarding the reasonableness of the percent allocations, we note that given the cited reasons for the issuances of the bonuses, such as the amendments to their employment agreements and the fact that Mr. McLemore co-signed a promissory note, it is unclear why the allocation of the bonuses using these percent allocations is appropriate. Please revise to appropriately capitalize only those bonus costs that you can directly link to each employee's efforts expended performing application development stage software activities.

5. We have reviewed your response to prior comment 7 from our letter dated August 16, 2007. Within your critical accounting policy disclosures, please expand your disclosures to discuss your projected revenues, as well as the amount of revenues realized during those projected periods. Fully discuss reasons for any shortfalls such that readers understand why notwithstanding the fact that you did not meet your projected revenue targets, your capitalized software was not impaired. Also, disclose the basis for the large increases in your projected revenues year over year as detailed in your responses to prior comments 7a, 7c and 7d as well as the other material assumptions you utilized in preparing your impairment analysis.

6. We have reviewed your response to prior comment 8 from our letter dated August 16, 2007 and note the following:

- With reference to our above concerns regarding the appropriateness of your allocation percentages please provide us with detailed support demonstrating the appropriateness of capitalizing the stock issued to the estate of Mr. McLemore. That is, it is unclear to us how this transaction is directly related to Mr. McLemore's prior direct efforts performing application development stage software activities.
- Regarding the employees included in your detailed listing of capitalized costs, please tell us the nature of the work performed by these employees given the fact that the work on your system is substantially complete. Demonstrate how their work was directly related to application development stage activities. In addition, in light of the fact that the software project is now substantially complete, please expand your disclosures to clarify whether these employees will be retained by the company and if so, in what capacity.
- Notwithstanding our concerns regarding the appropriateness of the amounts you have capitalized, please disclose the reasons for capitalizing $500,000 in cash and stock related to your capitalized software in a manner similar to the response you have provided.
- Notwithstanding our concerns regarding the appropriateness of the amounts you have previously capitalized, given the fact that you will no longer be capitalizing substantial portions of your employees' compensation, we believe you need robust forward looking information to clarify for readers how your results of operations will be impacted by (i) the amortization of these previously capitalized compensation costs and (ii) the recognition of employee compensation as incurred. To the extent possible, you should quantify this impact. Please revise your disclosures accordingly.

Note F – Equity, page 21

7. We have reviewed your response to prior comment 10 from our letter dated August 16, 2007. Please revise your disclosures to include the information presented in your response regarding your valuation of certain transactions based on the services provided rather than the value of the stock issued.

8. We have reviewed your response to prior comment 11 from our letter dated August 16, 2007. Please provide us with your calculations supporting your assertion that there are no beneficial conversion features associated with the issuance of your convertible preferred stock.

Note J – Commitments/Leases, page 24

9. We have reviewed your response to prior comment 12 from our letter dated August 16, 2007. As we previously requested, please include the disclosures required by paragraph 16(c) of SFAS 13 regarding your operating leases. Specifically, disclose the aggregate amount of rental expense for each period for which an income statement is presented, with separate amounts for minimum rentals, contingent rentals, and sublease rentals, as applicable.

Management's Discussion and Analysis, page 26

10. We have reviewed your response to prior comment 13 from our letter dated August 16, 2007 and your proposed expanded disclosures. Please remove your presentation of insurance proceeds received as other revenues from the table presenting your revenue streams.

FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2007

Financial Statements

11. We have reviewed your response to prior comment 19 from our letter dated August 16, 2007. Please expand your disclosure to clarify that the value of the preferred stock awarded to the principal executive in exchange for a personal guarantee will be amortized (i.e. not accrued) over a 36 month period of time. Provide us with the authoritative literature that supports your amortization of this prepaid asset over the "expected period of the standby letter of credit and pledge of securities" rather than over the one year term of the line of credit.

*   *   *   *

Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief